

May 6, 2024

David T. Lougee
Chief Executive Officer
TEGNA INC
8350 Broad Street
Suite 2000
Tysons, Virginia 22102-5151

      **Re: TEGNA INC
Form 10-K for the fiscal year ended December 31, 2023
Form 8-K filed February 29, 2024
Response dated April 15, 2024
File No. 001-06961**

Dear David T. Lougee:

We have reviewed your April 15, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 1, 2024 letter.

Form 10-K for the fiscal year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Free cash flow reconciliation, page 40

1.   We note your response to prior comment 2. Please clarify how changing the name of a measure used to review the performance of your business to "Adjusted free cash flow" reflects its nature (i.e., as a non-GAAP performance measure). In addition, explain how presenting this measure for a two-year period is consistent with the requirement per Item 10(e)(1)(i)(B) of Regulation S-K to reconcile a non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP. Also, as noted in our prior comment, help us better understand why you appear to be making cash-based adjustments to a non-GAAP performance measure. We refer you to Questions 100.04 and 100.05 in the Compliance and Disclosure Interpretations on Non-GAAP Financial

Measures.

 Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology